EXHIBIT 14.1

AVATECH SOLUTIONS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of directors of Avatech Solutions, Inc. (with its subsidiaries, the “Company”) has adopted this code of business conduct and ethics (“Code”) to:

•	Promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	Promote full, fair, accurate, timely and understandable disclosure;

•	Promote compliance with applicable laws and governmental rules and regulations;

•	Ensure the protection of the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•	Deter wrongdoing.

All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. This Code is meant to address the general ethical requirements of business conducted by the Company, but is not all-inclusive. Particular areas of conduct, such as harassment, confidential employee complaints, and other conduct which affects the workplace are addressed separately in other Company policies included in the Company’s Employee Manual. In addition, separate company policies provide additional guidance in areas such as corporate communications and disclosures and securities trading by employees, directors, and officers.

For purposes of this Code, the “Code of Ethics Contact Person” will be Beth O. MacLaughlin, the Chief Legal/Financial Officer.

From time to time, the Company may waive some provisions of this Code. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors and must be promptly disclosed as required by SEC rules, or the rules of any securities exchange on which the Company’s stock trades. Any waiver for other employees may be made only by the Chief Executive Officer and the Chief Legal Officer.

I. HONEST AND CANDID CONDUCT

Each director, officer and employee owes a duty to he Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity.

Each director, officer and employee must:

•	Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company’s policies.

•	Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.

•	Adhere to a high standard of business ethics.

II. CONFLICTS OF INTEREST

A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Code of Ethics Contact Person.

Service to the Company should never be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible be avoided.

Anything that would present a conflict for a director, officer or employee would likely also present a conflict if it is related to a member of his or her family.

In particular, clear conflict of interest situations involving directors, executive officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with any third party, or the family members of any such people, may include the following:

•	Any significant ownership interest in any service provider, supplier or customer;

•	Any consulting or employment relationship with any service provider, customer, supplier or competitor;

•	Any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•	The receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

•	Being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; and

•	Selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers or employees are permitted to so purchase or sell.

Potential conflicts of interest must be reported immediately to the Code of Ethics Contact Person. Material conflicts must always be approved, in advance, by the Chief Executive Officer, the Chief Legal Officer or the Board of Directors.

III. DISCLOSURE

As a publicly-traded company, the Company maintains a strict disclosure policy regarding disclosures of confidential information. Only designated personnel may discuss any information concerning the Company with any member of the media, financial analyst, stockbroker or dealer, investment advisor, other stock market or financial professional or any stockholder. No matter what any reporter says, nothing is ever really “off the record” and anything you say may be quoted or taken out of context. Even full and truthful disclosures could be a violation of state and federal securities laws, which may result in civil and/or criminal penalties against the Company and any individuals involved in the disclosure chain.

If and when you receive telephone calls, e-mails or other requests for information, you should always decline comment, except to give the name and telephone number of the Company’s Chief Executive Officer.

Each director, officer or employee involved in the Company’s disclosure process, including the Chief Executive Officer, the Chief Financial Officer and Controller (the “Senior Financial Officers”), is required to be familiar with and comply with the Company’s disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility, so that the Company’s public reports and documents filed with the SEC comply in all material respects with the applicable state and federal securities laws and rules. In addition, each such person having direct or supervisory authority regarding SEC filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each director, officer or employee who is involved in the Company’s disclosure process, including without limitation, the Senior Financial Officers, must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Company, the business and financial operations of the Company, the Company’s Insider Trading and Confidentiality Policies and Procedures, Disclosure Controls and Procedures, and Corporate Communications and Reporting Policy.

•	Sign and acknowledge receipt and understanding of the Company’s Insider Trading and Confidentiality Policies and Procedures on his or her hire and on any modification or amendment to such policy, and acknowledge receipt and understanding of the Company’s Information Disclosure Policy on an annual basis.

•	Faithfully execute the company’s policies regarding disclosures and report any deviation from these policies by Company employees, its accountants, attorneys, or others to the Chief Legal Officer or the Chairman of the Company’s Audit Committee, as appropriate.

•	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

•	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

IV. COMPLIANCE

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations.

It is against Company policy and in many circumstances illegal for a director, officer or employee to profit from undisclosed information relating to the Company or any other company. Any director, officer or employee may not purchase or sell any of the Company’s securities while in possession of material nonpublic information relating to the Company. Also, any director, officer or employee may not purchase or sell securities of any other company while in possession of any material nonpublic information relating to that company.

Among other measures, to facilitate compliance with securities laws, the Company maintains blackout periods during which no employee, officer or director may offer, purchase, or sell the Company’s stock or respond to questions about the Company’s earnings, financial status, or proposed business activities. Blackout periods are imposed beginning five calendar days before and ending three calendar days after any earnings release or any press release containing material information. The Company’s Chief Financial Officer will notify all employees of the beginning and end of each blackout period.

Blackout periods reduce the probability that insider trading may occur but illegal insider trading may occur even in compliance with blackout periods. Furthermore, it may be illegal to disclose information about the Company without purchasing or selling securities. Any director, officer or employee who is uncertain about the legal rules involving a purchase or sale of any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with the Company’s Insider Trading and Confidentiality Policies and Procedures, the Company’s Information Disclosure Policy, or the Company’s Chief Financial Officer before making any such purchase or sale.

V. REPORTING AND ACCOUNTABILITY

The Audit Committee of the Company’s Board of Directors is responsible for applying this Code to specific situations presented to it for review and has the authority to interpret this Code in any particular situation. Any director, officer or employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person promptly. Failure to do so is itself a violation of this Code.

Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A director, officer or employee who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

Each director, officer or employee must:

•	Notify the Code of Ethics Contact Person promptly of any existing or potential violation of this Code.

•	Not retaliate against any other director, officer or employee for reports of potential violations that are made in good faith.

The Audit Committee shall take all action they consider appropriate to investigate any violations reported to them. If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, in the case of a director or executive officer, or after consultation with the Chief Executive Officer, in the case of any other employee.

VI. CORPORATE OPPORTUNITIES

Directors, officers and employees owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises. Directors’, officers and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors, officers and employees are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Directors, officers and employees who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.

VII. CONFIDENTIALITY

In carrying out the Company’s business, directors, officers and employees often learn confidential or proprietary information about the Company, its customers, suppliers or joint venture parties. Directors, officers and employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

VIII. FAIR DEALING

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each director, officer and employee should endeavor to deal fairly with the Company’s service providers, suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX. PROTECTION AND PROPER USE OF COMPANY ASSETS

All directors, officers and employees should protect the Company’s assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

X. EMPLOYEE ACKNOWLEDGEMENT

All directors, officers and employees will sign and acknowledge the Company’s Code of Business Conduct and Ethics upon their election or hire, as appropriate, or more frequently as the Board of Directors determines to be advisable. In addition, all directors, officers, and employees will sign and acknowledge any amendments or restatements of the Code of Business Conduct and Ethics as they are adopted.

I acknowledge that I have read and that I understand this Code of Business Conduct and Ethics, and that I will abide by its terms and restrictions.

Date: ___________________________

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